Exhibit 99.1

Bright Scholar Announces Changes in Management

FOSHAN, China, Jan. 18, 2024 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced changes in its management.

The Company received a letter of resignation dated January 3rd, 2024 from Mr. Hongru Zhou, notifying the Company of his resignation as the chief executive officer of the Company for personal reasons not resulting from any disagreement with the Company, its management, board of directors (the “Board”) or any committee of the Board, on any matter relating to the Company’s operations, policies or practice. The Board has accepted Mr. Zhou’s resignation on January 18, 2024, effective from the same date. Mr. Zhou will continue to serve as the chairperson of the Board of the Company.

The Board has appointed Mr. Ruolei Niu as the chief executive officer of the Company, who previously served as the Company’s chief financial officer, effective from January 18, 2024. The Board has also appointed Ms. Hui Zhang, who previously served as the financial director of the Company, as its chief financial officer, effective from the same date.

Mr. Ruolei Niu served as the chief financial officer of the Company from February 2023 to January 2024. Mr. Niu served as the vice general manager of Country Garden Venture Capital from February 2022 to February 2023. Prior to that, Mr. Niu had also served as the founder, general manager, co-chief investment officer and responsible officer at CG Partners Asset Management Co., Limited from 2015 to 2022, and the executive director, fund manager and responsible officer at China Merchants Fund Management Co., Ltd. from 2010 to 2015. Mr. Niu was an investment analyst and an investment and taxation accountant at ING Investment Management from 2007 to 2010 and 2004 to 2007, respectively. Mr. Niu holds a Bachelor of Commerce degree in accounting from the University of Melbourne and a Master of Commerce degree in finance from the University of Sydney. Mr. Niu is a Certified Financial Analyst and a member of Certified Practising Accountant Australia.

Ms. Hui Zhang served as the financial director of the Company from June 2023 to January 2024. Prior to that, Ms. Zhang served as the financial controller at Country Garden Venture Capital from 2018 to 2023, the financial controller at Bigo Inc. from 2015 to 2018, the financial senior manager at Joyy Inc. from 2012 to 2015, and the senior associate at Ernst & Young LLP from 2008 to 2012. Ms. Zhang holds a bachelor’s degree in information and computational science from Dalian University of Technology and a master’s degree in accounting from Shanghai University of Finance and Economics.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814